May 16, 2006

VIA EDGAR and FAX: 202-772-9368

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Hartz:

This letter is in response to your comment letter dated April 25, 2006 on the Form 10-K for Furniture Brands International, Inc. (the Company) for the fiscal year ended December 31, 2005.

We would like to take this opportunity to explain how the issues you raised were addressed in these filings. For ease of reference, your comments have been repeated below.

Form 10-K

Form 10-K for the fiscal year ended December 31, 2005

General

1.
COMMENT - We assume that each of your brands represent an operating segment that you aggregate for reporting purposes. Please provide us with a comprehensive analysis that supports the continuing aggregation of your operating segments. We acknowledge that we addressed this issue five years ago; however, because you have experienced growth in brands and your overall business has evolved, we are concerned that possible changes in economic factors may indicate revisiting your analysis.

RESPONSE - The Company’s Brands, consisting of Broyhill, Lane, Thomasville and HDM (consisting of Henredon, Drexel Heritage, and Maitland-Smith which were acquired as a group in December 2001), are regularly reviewed by the Chief Operating Decision Maker (CODM) and are operating segments as defined by paragraph 10 of SFAS No. 131. The Company aggregates these operating segments under paragraph 17. The aggregation of these operating segments is appropriate given that they have similar economic characteristics and are similar in the areas outlined in paragraphs 17a through 17e.

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission

We also have several smaller Brands that focus on niches in the furniture industry. These smaller Brands are managed by the Brand CEOs and report through the operating segments noted above. Examples of these smaller Brands include Pearson, Laneventure and Hickory Chair.

Paragraph 17 of SFAS No. 131 provides that two or more operating segments may be aggregated as one reportable segment if they exhibit similar economic characteristics and if the segments are similar in each of the following areas:

a.	The nature of the products and services;

b.	The nature of the production processes;

c.	The type or class of customer for their products and services;

d.	The methods used to distribute their products or provide their services; and

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The details of our assessment regarding the aggregation of the operating segments are as follows:

Similar Economic Characteristics

In assessing whether the Brands have similar economic characteristics, management primarily focuses on operating margins and sales growth. These two key performance indicators are also critical in determining incentive compensation. Because of the significant restructuring of the business undertaken over the past several years, the operating margins have varied to a certain extent. However, management analyzes the operating margins by excluding the costs associated with the restructurings. We believe this provides a more meaningful assessment of how the ongoing business is performing and how it is likely to continue to perform.

In determining whether the operating margins of the Brands are similar, we consider the historical three-year period of 2003 - 2005; the budgeted results for the three-year period 2006-2008; and the combined six-year period. While individual Brands will fluctuate year-to-year with the normal business cycle, over time the Brands generally perform in a range of approximately two percent. Specifically, for the six-year period described above, all Brands operating margins are within 7.1 - 9.3%.

Because of the substantial restructuring of the Brands, specifically, the closing of domestic manufacturing facilities and related foreign sourcing of products, we place even more attention on the budgeted sales growth and operating margins. For the three-year period 2006-2008 the margins range from 9.3%-10.4%. As for sales growth, most Brands project to be in the low-to-mid single digit sales growth. Certain differences exist due to normal changes in market position; however, they all trend in a very similar manner.

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission

Nature of Products and Services

We manufacture and source residential furniture. Our products include case goods (wood furniture), upholstered furniture, and accessories. Each of the Brands is a full-line source with extensive product offerings, targeting specific markets in terms of style and price points; however, overlap exists among the brands both in style and price points.

The CODM does not analyze operating segment financial information by product type.

Nature of the Production Processes

We use a combination of domestic manufacturing and offshore sourcing to supply our products. Aggressive efforts have been in place over the past five years to maximize the cost effectiveness of the production process. We have consolidated back office operations and closed approximately 31 domestic finished goods manufacturing facilities and various support facilities over the past five years. These consolidation efforts have resulted in production being moved to offshore sourcing and/or consolidated into other of our existing manufacturing facilities. These consolidation activities have impacted all Brands.

Many of the production processes are common among the Brands. A number of our facilities manufacture products for multiple Brands. The sharing of facilities is possible due to the similarities in the production processes, employee skills, and raw materials. Additionally, we negotiate many raw material purchases on a company-wide basis to drive cost-savings. With respect to foreign sourced product, we have informal strategic alliances with several manufacturers. These manufacturers produce product for multiple Brands.

The CODM does not analyze operating segment financial information by domestic manufacturing versus offshore sourced product.

Type or Class of Customer for Their Products and Services

All of the Brands sell product to customers throughout the United States (foreign sales are not material to any operating segment). Many customers purchase the products of our multiple Brands, and no Brand is focused on one specific geographical region. The commonality in the class of customer is driven by the broad product offerings and multiple price points of each Brand.

The CODM does not analyze operating segment financial information by type or class of customer.

Methods Used to Distribute Their Products or Provide Their Services

We have a broad distribution strategy, including full-line furniture retailers, galleries, single-branded stores and, to a limited extent, company-owned retail stores. All of these distribution channels include multiple Brands. In addition, when utilizing single-branded store locations, it is common for a dealer to open multiple Brand stores in the same geographical area. Company-owned retail stores (currently 14 and immaterial to total operations) are reported through the applicable Brand’s operations.

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission

The CODM does not analyze operating segment financial information by the method of distribution.

If Applicable, the Nature of the Regulatory Environment

The Brands are generally subject to the same regulatory issues.

Based upon the above, we consider our operating segments to be similar in terms of economic characteristics, nature of products and services, nature of production process, type or class of customers, methods used to distribute products and nature of regulatory environment and have aggregated them into a single reporting segment.

2.	COMMENT- With a view towards future disclosure, please tell us if you offer a warranty on your products to your customers and, if so, tell us how you are accounting for this obligation.

RESPONSE - We offer a limited one year warranty on certain products and an extended warranty on motion furniture components (as long as the original cover is on the furniture). We also accept returns for factory defects. We do not separately track returns covered under the warranty programs; however, total returns, including returns covered by warranty, over the past five years have averaged approximately 1% of net sales. We maintain a reserve for sales returns (including the returns covered by warranty) based upon historical return activity, coupled with any specific returns identified at period end. As of December 31, 2005, this reserve was $9.4 million. We believe the portion of this reserve related to warranty related claim to be insignificant to our consolidated financial statements.

Financial Conditions and Liquidity, page 17

3.	COMMENT- In future filings, please revise your summary of contractual obligations to include the cash requirements for the interest on your debt in your tabular presentation or a footnote thereto.

If you provide a textual discussion, the discussion should quantify the related cash requirements using the same time frames stipulated in the table. Refer to footnote 46 to Release No. 33-8350, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Result of Operations.”

RESPONSE - In future filings, we will include interest payments in the table summarizing cash payments related to outstanding contractual obligations.

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission

Other Long-Term liabilities, page 22

4.	COMMENT- Please provide us with the components of your other long-term liabilities and explain the increase in 2005.

RESPONSE - Other long-term liabilities consist of the following:

	December 31,	December 31,
	2005	2004
Pension liability	$72,678	$35,971
Other	29,841	16,590
	$102,519	$52,561

Other long-term liabilities includes the non-current portion of accrued workers compensation, accrued rent associated with leases with escalating payments, deferred compensation and long-term incentive plans, and various other non-current liabilities. Pursuant to Paragraph 24 of Rule 5-02 of Regulation S-X, we did not state any of these items separately because none were classified in any of the liability captions described in Paragraphs 19 through 23 of Rule 5-02 or exceeded 5% of total liabilities.

The increase in other long-term liabilities in 2005 was primarily due to increased pension liability ($37 million) as discussed in Note 9, increased non-current portion of workers compensation accrual ($6 million) and increases in deferred compensation and long-term incentive plans ($2 million).

Note 2. Significant Accounting Policies

Intangible Assets, page 27

5.
COMMENT - Please tell us, and clarify in future filings, how you measure impairment for goodwill and trademarks. In particular, describe the two-step aspect to recognizing goodwill impairment and how the implied fair value of goodwill is derived in the second step. See paragraphs 19-21 of SFAS 142 for more guidance on this issue. In addition, identifiable intangibles need to be assessed individually without regard to the reporting unit. See paragraphs 14 and 17 of SFAS 142 for guidance on this issue. Confirm to us that you follow the appropriate guidance, and provide us with proposed changes in the future.

RESPONSE - Annually, we estimate the fair value of each reporting unit using a discounted cash flow model with an appropriate risk adjusted discount rate, consistent with guidance in Concept 7. The fair value of each reporting unit is then compared with the carrying value to determine if any impairment exists. If the fair value of any reporting unit is less than the carrying value, then we would apply the provisions of paragraph 20 of SFAS No. 142. The fair value of trademarks is calculated based upon a “relief from royalty payments” methodology. This approach involves two steps: (i) estimating reasonable royalty rates for each trademark and (ii) applying these royalty

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission

rates to a net sales stream and discounting the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of each trademark.

In future filings, we will expand on our discussion of how we test goodwill and trademarks for impairment.

Note 11. Leases, page 37

6.	COMMENT - Tell us, with a view towards future disclosure, if you have recorded a liability for your lease payment guarantees.

RESPONSE - The total obligation for lease guarantees disclosed as of December 31, 2005 was $89.0 million; however, the obligation for guarantees entered into after December 31, 2002 was $39.2 million. We have not recorded a liability attributed to lease guarantees because we believe it is inconsequential to the financial statements. We will disclose this prospectively.

Schedule II.

7.	COMMENT - Please tell us why the addition to your allowance for cash discounts/chargebacks/other has increased when compared to prior year additions.

RESPONSE - Increases in the allowance for discounts/chargebacks/other during 2005 were primarily for specific situations where a higher than normal level of returns were anticipated (e.g. - a new product line experiencing an abnormal number of defects).

Mr.John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission

We acknowledge the following:

-	The Company is responsible for the adequacy and accuracy of disclosures in our filings,
-	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings,
-	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of the Form 10-K, please advise us at your earliest convenience. You may reach me at 314-862-7155 or by fax at 314-863-5306.

Sincerely,

/s/ Steven W. Alstadt

Steven W. Alstadt
Controller and Chief Accounting Officer

cc:	Ms. Tricia Armelin - Division of Corporation Finance
Ms. Denise L. Ramos - Furniture Brands International, Inc.
Mr. Jerry L. Lybarger - Furniture Brands International, Inc.
Mr. Bryan Bell - KPMG LLP